[SEC Letterhead]

December 1, 2010

Thomas Friedmann, Esq.
Dechert LLP
1775 I Street, NW
Washington, DC 20006-2401

Re: PennantPark Senior Floating Rate Fund Inc.
        File Nos. 333-170243 & 811-22489

Dear Mr. Friedman:

        We have reviewed the registration statement for PennantPark Senior Floating Rate Fund Inc. (the "Fund") filed on Form N-2 on November 1, 2010, in connection with the registration of its common stock. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Cover Page

1.   The first sentence of the third paragraph states that under normal market conditions, at least 80% of the Fund's Managed Assets will be invested in Senior Loans and investments with similar economic characteristics. Since the Fund has senior floating rate in its name, please revise this section to state that the Fund will invest 80% of its "assets" in senior "floating rate" securities. See Rule 35d-1 under the Investment Company Act of 1940.

2.   The fifth sentence of the third paragraph states that securities rated below investment grade are often referred to as "leveraged loans" or "high yield" securities. Please also disclose in this sentence that securities rated below investment grade are also frequently referred to as "junk bonds." See Letter from Carolyn B. Lewis to Investment Company Institute (February 23, 1990).

Prospectus Summary – Investment Strategies (Page 1)

3.   The last paragraph on page 2 states that the Fund may invest in a variety of derivative instruments, including synthetic collateralized loan obligations or collateralized debt obligations, options, futures contracts, options on futures contracts, options on forward contracts, credit-linked notes, commodity-linked notes, single-name credit default swaps, single-name loan credit default swaps and total return swaps. Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Prospectus Summary – Leverage (Page 5)

4.   This section explains that the Fund may use leverage in an amount up to 33 ⅓% of its Managed Assets. Please also express the amount of leverage in terms of the amount of net assets.

Prospectus Summary – Risk Factors — General Risks Associated with Derivatives (Page 10)

5.   The first bullet of this section describes credit risk as the risk that a counterparty in a derivative transaction will be unable to honor its financial obligation to the Fund. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

Prospectus Summary – Distributions (Page 16)

6.   The fourth sentence of the third paragraph states that distributions may result in a return of capital to shareholders. Please explain in this section that a return of capital is effectively a return of an investor's initial investment rather than a distribution made from the Fund's earnings and profits.

Summary of Fund Expenses (Page 18)

7.   The first and second captions to the table state "Sales load paid by you (as a percentage of common share offering price)" and "Offering expenses borne by the Fund (as a percentage of common share offering price)." Since all of the fees and expenses described in this section are borne directly or indirectly by stockholders, please delete the words "paid by you" from the first caption and "borne by the Fund" from the second caption; these words are confusing in these captions.

8.   Please revise the "Advisory Fees" caption to "Management Fees". See Item 3 of Form N-2.

The Fund's Investments – Portfolio Composition – Loan Participations (Page 23)

9.   This section describes the Fund's investments in Senior Loans through loan participations. Please explain to us the extent to which the Fund expects to invest in loan participations. In addition, please explain to us what types of entities (*e.g.*, investment banks, insurance companies) the Fund expects to be the lenders (and thus the counterparties to the Fund) in the loan participation programs to be purchased by the Fund.

Risk Factors – Principal Risks Relating To Fund Operations – Anti-Takeover Provisions (Page 43)

10.   This section states that the Fund's charter and bylaws contain provisions that may delay, defer or prevent a transaction or a change in control of the Fund. Recently, we have taken the position that it would be inconsistent with section 18(i) of the Investment Company Act of 1940 for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Ass'ns §§ 3-701 et seq.). See Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt in to the Maryland Control Shares Acquisition Act.

Management of the Fund – Board of Directors – Biographical Information (Page 46)

11.   Please revise the last column header of the table to reflect that this column describes other directorships held by the directors during the past five years. See Item 18.6(b) of Form N-2. Please note that disclosure should be provided not only for directorships of public companies, but also for any company registered as an investment company under the Investment Company Act of 1940.

12.   We note that headings have been provided for information to come concerning the board structure, the role of the board in risk oversight, and committees of the board. Please also ensure that information is provided concerning the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director the Fund. See Item 18.17 of Form N-2.

GENERAL COMMENTS

13.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

14.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

15.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

16.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

      If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

              Sincerely,

              John M. Ganley
              Senior Counsel